BLUESKY SYSTEMS HOLDINGS, INC.

1801 Century Park East, Suite 1500

Los Angeles, California 90067

Telephone: (310) 317-0690

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 20, 2011, to the holders of record at the close of business on October 19, 2011 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Bluesky Systems Holdings, Inc., a Nevada corporation (“the Company” or “BSKS”), in connection with the change of control and composition of the Board of Directors of the Company pursuant to a Share Purchase Agreement, dated July 27, 2011 (the “Share Purchase Agreement”) entered into among the Company, Mr. Duane Bennett, together with the North East Nominee Trust, being the majority shareholders of the Company (the “Shareholders”), and Supera Solutions Corp., a Nevada corporation, providing for the purchase by the Purchaser of 15,600,000 pre-split shares of Common Stock. The Company consummated a 1:30 reverse stock split on September 1, 2011 and the shares owned by the Purchaser were reduced to 520,002 post-split shares of Common Stock. Pursuant to the Share Purchase Agreement, on October 4, 2011, the Company issued 30,000,000 restricted post-split shares of the Company to Supera Group, LLC (“Supera”) in connection with entering into an exclusive license agreement relating to selected technology.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

As of October 4, 2011, there were 50,000,000 authorized shares of Common Stock, of which 31,485,003 post-split shares of Common Stock were issued and outstanding, each of which was entitled to cast one vote per share, and no authorized shares of preferred stock.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On July 27, 2011, the Shareholders entered into a Share Purchase Agreement with Supera pursuant to which Supera agreed to purchase 520,002 post-split shares of Common Stock for a purchase price of $310,000.00 and the Company agreed to issue 30,000,000 post-split shares to Supera Group, LLC (“Group”) in consideration for Group granting to the Company an exclusive license in its technology for certain applications. The transactions contemplated by the Share Purchase Agreement were closed and completed on October 4, 2011. Pursuant to the terms of Share Purchase Agreement transaction, the one individual who was a director and officer of he Company agreed to resign at the end of the ten day period of time mandated by Rule 14f-1 under the Exchange Act, and with the election of the replacement director appointed by Supera at the end of the ten day waiting period, there would be a change in the majority of the Board of Directors and a change in control. Dan Kehoe and the existing director would serve as the two directors during such ten day period of time, which would not result in a change in the majority of the Board of Directors and a change in control during the ten day period of time.

The foregoing summary of selected provisions of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which was included as Exhibit 10.1 to the Company’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 2, 2011.

Dan Kehoe was elected to the Board of Directors on October 4, 2011. Duane Bennett resigned from his position as President and Secretary on October 4, 2011, and will serve for an additional ten days from the date of mailing of this Information Statement, and will resign as a director effective at the expiration of the ten-day notice and waiting period mandated under Rule 14f-1. The appointment of Dan Kehoe as a director will be effective following the expiration of the required ten (10) day transmittal notification to the stockholders under Regulation 14f-1 of the Securities Exchange Act, which notice is effected by this Information Statement.

(1)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth as of October 4, 2011, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Supera Group, LLC 1801 Century Park East, Suite 1500 Los Angeles, CA 90067	30,000,000 Direct	95.92%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Dan Kehoe(3) President and Director 1901 Century Park East, Suite 1500, Los Angeles, California 90067	30,000,000	95.92%
Duane Bennett Director 191 Chestnut Street, Springfield, Massachusetts 01103	0	0%
All directors and officers as a group	0	0%
Total Outstanding	31,485,003	100.0%

Notes to the table:

(1)	Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)	This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3)	Represents shares of Common Stock owned by Supera Group, LLC, of which Mr. Kehoe is the majority equityholder and managing member.

(2)

DIRECTORS AND EXECUTIVE OFFICERS

To the best of the Company’s knowledge, immediately prior to the Closing, Dan Kehoe was not a director, did not hold any position with the Company, nor had he been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. To the best of the Company’s knowledge, Mr. Kehoe has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he or she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company following Closing and the appointments and resignations described above, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
Dan Kehoe	66	President and Director(1)
Duane Bennett	50	Director – Resigning such position(3)

(1)   Appointed to the position on October 4, 2011.

(2)   To be appointed to the position upon the expiration of the Rule 14f-1 notice period.

(3)   To resign from these positions upon the expiration of the Rule 14f-1 notice period.

Dan Kehoe. Mr. Kehoe has been involved in all facets of the card data storage market for over 20 years. His experience has ranged from Corporate Counsel, Business Development, In-house IP, Mergers & Acquisitions, Marketing and Sales to President and CEO. He is a co-founder of SGL Group, LLC, a software solution and data storage platform company utilizing acquired IP for the card market.

1999 to present: Mr. Kehoe has been President and CEO of UCI. UCI was/is a licensee and owner of many patents and patents pending developed for the high storage capacity card market and was the original developer of the technology being licensed to the Company. He has spoken before many governments, financial institutions, technology users and systems integrators around the world. He led the company and its technology into Partnering and Strategic Alliance Agreements and LOIs with the following companies: Ampex Data Systems, Komag, HMT, Infineon, Seagate, Kaifa, Motorola, Litton PRC, CPI Card Group, Giesecke & Devrient (G&D), Quantum, Maxtor, and others. The company has developed a five and one-quarter inch reader/writer and cards that have been successfully demonstrated and seen around the world.

1989 to 1999: Mr. Kehoe licensed the original high storage capacity card patent(s) using hard disk drive technology in a card form factor. He filed for and received additional patents in regard to card data storage systems. He developed a proof of concept reader/writers and cards in an ISO standard card form factor. He served as a consultant to the original design team that that developed the original idea of using hard disk drive technology in a card and assisted them with their first patent in this area. He also brought to them, Partnering agreements with C-Cubed Corporation, Westinghouse, 3M, IBM Ad-Star, Corning, SyQuest, Hoya and others.

Mr. Kehoe is also the Managing Member and presently the majority equity holder of Supera Group, LLC.

Duane Bennett. Mr. Bennett has been the Secretary of the Company and a Director since our inception in September 2004. Mr. Bennett was appointed to the position of President on April 29, 2008. Mr. Bennett was President of ABC Realty, Inc. (1997–2004), a publicly reporting company and a licensed real estate brokerage, which provided real estate brokerage services within the Charlotte, North Carolina area.  Mr. Bennett was brokering private vacant land development transactions.  During the same period, Mr. Bennett was also the President of Xenicent, Inc., a publicly reporting company that began as a real estate investment company engaged in the purchase and sale of raw land primarily in and around North Carolina.  In 2003, Xenicent along with Mr. Bennett acting as director and majority shareholder entered into a deal to obtain a 60% subsidiary interest in a Taiwanese company called Giantek Technology Corporation.  Giantek was primarily engaged in the production of light emitting diode (LED) display systems for use in the sport and transportation industries.  In 2004, the 60% subsidiary interest agreement that was entered into in 2003 was mutually rescinded as a result of an inability of the Giantek shareholders to raise the investment capital originally anticipated in the 2003 agreement.

(3)

Board of Directors’ MEETINGS and Committees

The Company presently does not have an audit committee, compensation committee or nominating committee. The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company may form an audit, compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as its management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, there were no material transactions, or series of similar transactions, during the fiscal years ended December 31, 2010 or 2009,  or to the date hereof, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year end and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

In connection with the transactions contemplated by the Share Purchase Agreement, On October 4, 2011, the Company issued 30,200,000 shares of its common stock to Supera Group, LLC in exchange for becoming a party to an Exclusive License Agreement with Supera Group, LLC relating to a technology license, of which 200,000 shares were transferred to Duane Bennett for services rendered in connection with the License Agreement. As a result of the stock issuance, Supera Solutions Corp. will own 520,002 shares of the Company’s common stock and Supera Group, LLC will own 30,000,000 shares of the Company’s common stock.

(4)

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name of Officer	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total

Duane Bennett*	2010	--	--	--	--	--	--	--	--
President, Secretary	2009	--	--	--	--	--	--	--	--
& Director	2008	--	--	--	--	--	--	--	--

* Mr. Bennett has devoted his services to the Company’s development in these years, and agreed to receive no salary or other compensation until the Company makes a profit

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended December 31, 2010.

During the year ended December 31, 2010, none of the named executive officers exercised any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans; however the Company is currently deliberating on implementing an equity compensation plan.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating such insurance.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the best knowledge of the Company, based on the filings made, during fiscal year 2010, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file on a timely basis.

(5)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bluesky Systems Holdings, Inc. has duly caused this report to be signed by the undersigned hereunto authorized.

Date: October 19, 2011	Bluesky Systems Holdings, Inc.

By: /s/ Dan Kehoe
Dan Kehoe
President and Director